IAMGOLD CORPORATION

TSX: **IMG** **NYSE:** **IAG**

NEWS RELEASE

IAMGOLD REPORTS Q3/16 NET EARNINGS UP $102 MILLION AND NET OPERATING CASH FLOW UP $117 MILLION or 1,192%

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.
Refer to the Management Discussion and Analysis (MD&A) and Unaudited Consolidated Interim Financial Statements for the three months ended September 30, 2016 for more information.

Toronto, Ontario, November 7, 2016 - IAMGOLD Corporation ("IAMGOLD" or the "Company") today reports its financial and operating results for the quarter ended September 30, 2016.

"We had strong third quarter results, with net earnings increasing $102 million and net operating cash flow increasing $117 million from the same period last year," said Steve Letwin, IAMGOLD President and CEO. "Comparing results to the second quarter, net earnings rose $29 million and net operating cash flow increased by $55 million. Gold production increased by 7% from the second quarter to 210,000 ounces and all-in sustaining costs were reduced by $68 an ounce to $1,046 an ounce. Essakane's performance was stellar, with production up 17% and all-in sustaining costs at $815 an ounce, and Rosebel's performance optimization initiatives are transforming the operation. Lower operating costs are a major reason for reducing our consolidated cash costs guidance for 2016 to $740 - $770 an ounce.

"The $230 million equity financing enabled us to reduce long-term debt by 23%," continued Mr. Letwin, "and has strengthened our capacity to fund organic growth. Westwood is on track to achieving full production by 2019. Moving forward with the Sadiola Sulphide Project could see an expanded plant come on line by early 2019. And at Rosebel, where the growth emphasis has been on securing soft rock, we achieved a significant milestone with the signing of an agreement to acquire Saramacca. Our exploration team is currently drilling known mineralized zones to advance them to a resource stage as soon as possible. Beyond these internally funded priorities, Côté Gold, one of the largest undeveloped deposits in Canada, remains a solid growth opportunity."

Third Quarter 2016 Highlights

- Attributable gold production of 210,000 oz, up 7% from Q2/16 and Q3/15.
- All-in sustaining costs[1] of $1,046/oz sold and total cash costs[1] of $714/oz produced.
- Essakane increased gold production by 17% from Q2/16 and reduced all-in sustaining costs by 25% to $815/oz.
- Earnings from operations of $33.8 million, up $27.8 million from Q2/16 and up $76.0 million from Q3/15.
- Gold margin[1] of $612/oz up $99/oz from Q2/16 and $282/oz from Q3/15.
- Net earnings of $17.0 million ($0.04 per share) compared to a net loss of $12.2 million ($0.03 per share) in Q2/16 and a net loss of $85.0 million ($0.22 per share) in Q3/15.
- Adjusted net earnings from continuing operations[1] were $21.8 million ($0.05 per share[1]) compared to adjusted net earnings of $5.9 million ($0.01 per share) in Q2/16 and an adjusted net loss of $46.9 million ($0.12 per share) in Q3/15.
- Net cash from operating activities of $126.6 million, up $55.4 million from Q2/16 and up $116.8 million from Q3/15.
- Cash, cash equivalents and restricted cash were $750.8 million as at September 30, 2016.
- Revolving credit facility commitments increased to $170 million with additional commitments of $30 million.

- Completion of $230 million (gross proceeds) equity financing enables debt reduction and strengthens financial capacity to fund organic growth.
- Reduced long-term debt by 23% through the purchase of $145.9 million (face value) of our outstanding senior unsecured notes.
- Entered into an acquisition agreement for the Saramacca property in Suriname with the intent of defining a National Instrument 43-101 compliant mineral resource within the next 24 months.
- Additional assay results from the Boto project in Senegal confirm wide intervals of high-grade mineralization in the footwall of the main deposit which was not fully tested in previous drilling programs. Highlights include 22 metres grading 4.04 g/t Au and 32 metres grading 5.19 g/t Au.
- Expect to achieve higher end of 2016 production guidance of 770,000 - 800,000 ozs.
- Lowered and narrowed 2016 total cash costs[1] guidance range from $775 - $815/oz to $740 - $770/oz; narrowed all-in sustaining cost[1] range from $1,000 - $1,100/oz to $1,050 - $1,100/oz.
- Moody's Investor Service updated the outlook for IAMGOLD to "positive" from "negative" and S&P Global Ratings revised its outlook to "positive" from "stable".

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended September 30,		Nine months ended September 30,	
Financial Results ($ millions, except where noted)	**2016**	2015	**2016**	2015
Continuing Operations				
Revenues	**$ 282.4**	$ 207.6	**$ 734.6**	$ 678.8
Cost of sales	**$ 230.2**	$ 227.6	**$ 651.5**	$ 688.1
Gross margin[1]	**$ 52.2**	$ (20.0)	**$ 83.1**	$ (9.3)
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	**$ 17.0**	$ (85.0)	**$ 57.9**	$ (121.2)
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	**$ 0.04**	$ (0.22)	**$ 0.14**	$ (0.31)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD[1]	**$ 21.8**	$ (46.9)	**$ (1.3)**	$ (107.2)
Adjusted net earnings (loss) from continuing operations attributable to equity holders per share ($/share)[1]	**$ 0.05**	$ (0.12)	**$ —**	$ (0.28)
Net cash from operating activities	**$ 126.6**	$ 9.8	**$ 249.2**	$ 72.7
Net cash from operating activities before changes in working capital[1]	**$ 112.1**	$ 34.9	**$ 226.8**	$ 139.4
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	**$ —**	$ 1.2	**$ —**	$ 41.8
Net earnings from discontinued operations attributable to equity holders of IAMGOLD ($/share)	**$ —**	$ 0.01	**$ —**	$ 0.11
Key Operating Statistics				
Gold sales – attributable (000s oz)	**212**	186	**590**	589
Gold production – attributable (000s oz)	**210**	197	**598**	607
Average realized gold price[1] ($/oz)	**$ 1,326**	$ 1,121	**$ 1,263**	$ 1,180
Total cash costs[1] ($/oz)	**$ 714**	$ 791	**$ 738**	$ 818
Gold margin[1] ($/oz)	**$ 612**	$ 330	**$ 525**	$ 362
All-in sustaining costs[1] ($/oz)	**$ 1,046**	$ 1,027	**$ 1,080**	$ 1,074

[1] This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

THIRD QUARTER 2016 HIGHLIGHTS

Financial Performance

- Revenues from continuing operations for the third quarter 2016 were $282.4 million, up $74.8 million or 36% from the same prior year period. The increase was due to a higher realized gold price ($43.6 million) and higher sales volume at Westwood ($15.7 million), Essakane ($14.4 million) and Rosebel ($1.0 million).
- Cost of sales from continuing operations for the third quarter 2016 was $230.2 million, up 1% from the same prior year period. The increase was the result of higher royalty expense due to a higher realized gold price ($3.8 million) and higher depreciation expense ($1.0 million), partially offset by lower operating costs ($2.2 million). Operating costs were lower due to higher capitalized stripping and lower fuel prices at Rosebel and Essakane, the devaluation of the Surinamese dollar relative to the U.S. dollar and lower labour costs at Rosebel following the workforce reductions in 2015, partially offset by higher costs at Westwood due to increased production. Westwood continues to focus on underground development related to the production ramp-up.
- Depreciation expense for the third quarter 2016 was $69.3 million, up 1% from the same prior year period, primarily due to timing of capital additions and lower reserves at Rosebel.
- Income tax expense from continuing operations for the third quarter 2016 was $14.4 million, up $6.4 million from the same prior year period. Taxes were higher due to differences in the level of taxable income in our operating jurisdictions from one period to the next, as well as changes to deferred tax assets and liabilities as a result of fluctuations in foreign exchange.
- Net earnings from continuing operations attributable to equity holders for the third quarter 2016 was $17.0 million or $0.04 per share, up $102.0 million or $0.26 per share from the same prior year period. The increase was mainly due to higher revenues ($74.8 million), a loss on non-hedge derivatives in the third quarter 2015 ($28.5 million), lower other expenses ($4.5 million) and lower finance costs ($3.2 million), partially offset by higher income tax expense ($6.4 million) and higher cost of sales ($2.6 million).
- Adjusted net earnings from continuing operations attributable to equity holders[1] for the third quarter 2016 was $21.8 million ($0.05 per share[1]), up from an adjusted net loss of $46.9 million ($0.12 per share[1]) for the same prior year period.
- Net cash from operating activities for the third quarter 2016 was $126.6 million, up $116.8 million from the same prior year period. The increase was mainly due to higher earnings after non-cash adjustments ($58.0 million), a change in the movement of non-cash working capital ($39.6 million), lower net settlement of derivatives ($14.1 million) and dividends from joint ventures ($11.3 million).
- Net cash from operating activities before changes in working capital[1] for the third quarter 2016 was $112.1 million, up $77.2 million from the same prior year period.

Financial Position

- Cash, cash equivalents and restricted cash were $750.8 million as at September 30, 2016, up $193.7 million from December 31, 2015. The increase was mainly due to cash generated from operating activities ($249.2 million), net proceeds from the equity financing ($220.1 million), proceeds from the sale of gold bullion ($170.3 million), and proceeds from the issuance of flow-through shares ($30.3 million), partially offset by spending on Property, plant and equipment and Exploration and evaluation assets ($221.8 million), repurchase of senior unsecured notes ($141.5 million), repayment of the credit facility ($70.0 million) and interest paid ($41.9 million).

Production and Costs

- Attributable gold production, inclusive of joint venture operations, for the third quarter 2016 was 210,000 ounces, up 13,000 ounces from the same prior year period. The increase was due to Westwood (14,000 ounces) and higher grades and throughput at Rosebel (2,000 ounces), partially offset by lower production at Essakane due to lower throughput and recoveries (3,000 ounces.)

- Attributable gold sales, inclusive of joint venture operations, of 212,000 ounces for the third quarter of 2016, were higher than production of 210,000 ounces due to the sale of gold contained in carbon fines at Essakane.

- Total cash costs[1] for the third quarter 2016 were $714 per ounce produced, down 10% from the same prior year period. The decrease was mainly due to higher capitalized stripping, lower realized fuel prices, the devaluation of the Surinamese dollar relative to the U.S. dollar, and lower labour costs at Rosebel following workforce reductions in 2015, partially offset by higher operating costs at the joint ventures. Total cash costs[1] in the third quarter 2016 were reduced by $30 an ounce to reflect the normalization of costs and revised ramp-up at Westwood (September 30, 2015 - $76 an ounce), and included a realized derivative gain of $1 an ounce (September 30, 2015 - realized derivative loss of $65 an ounce) and a supplemental labour cost of $13 per ounce at Rosebel to support the employees with the devaluation of the Surinamese dollar relative to the U.S. dollar.

- All-in-sustaining costs[1] for the third quarter 2016 were $1,046 per ounce sold, up $19 per ounce from the same prior year period. The increase was primarily due to an increase in sustaining capital expenditures, partially offset by higher sales and lower cash costs. All-in sustaining costs[1] in the third quarter 2016 were reduced by $30 an ounce to reflect the normalization of costs and revised ramp-up at Westwood (September 30, 2015 - $80 an ounce), and included a realized derivative gain of $1 an ounce (September 30, 2015 - realized derivative loss of $73 an ounce) and a supplemental labour cost of $13 per ounce at Rosebel to support the employees with the devaluation of the Surinamese dollar relative to the U.S. dollar.

Commitment to Zero Harm Continues

- Regarding health and safety, the frequency of all types of serious injuries (measured as the DART rate[2]) for the third quarter 2016 was 0.47, an improvement over our target of 0.62 for 2016 and 0.67 in 2015. Despite our strong health and safety performance in 2016, performance in the third quarter was affected by an accident involving personnel transport buses that occurred in Burkina Faso on August 4, 2016, which resulted in one fatality and serious injuries to four workers.

ATTRIBUTABLE GOLD PRODUCTION AND ALL-IN SUSTAINING AND TOTAL CASH COSTS

	Gold Production (000s oz)		Total Cash Costs[1] ($ per ounce produced)		All-in Sustaining Costs[1] ($ per ounce sold)	
Three months ended September 30,	**2016**	2015	**2016**	2015	**2016**	2015
Owner-operator						
Essakane (90%)	**104**	107	**$ 624**	$ 747	**$ 815**	$ 922
Rosebel (95%)	**72**	70	**728**	866	**1,183**	1,111
Westwood (100%)	**16**	2	**888**	1,438	**1,391**	1,751
	192	179	**685**	801	**1,035**	1,056
Joint Ventures	**18**	18	**1,015**	690	**1,180**	721
Total operations	**210**	197	**$ 714**	$ 791	**$ 1,046**	$ 1,027
Cash costs, excluding royalties			**$ 649**	$ 740		
Royalties			**65**	51		
Total cash costs[1]			**$ 714**	$ 791		
All-in sustaining costs[1]					**$ 1,046**	$ 1,027

	Gold Production (000s oz)		Total Cash Costs[1] ($ per ounce produced)		All-in Sustaining Costs[1] ($ per ounce sold)	
Nine months ended September 30,	**2016**	2015	**2016**	2015	**2016**	2015
Owner-operator						
Essakane (90%)	**281**	285	**$ 662**	$ 768	**$ 987**	$ 972
Rosebel (95%)	**213**	217	**753**	860	**1,062**	1,082
Westwood (100%)	**47**	47	**900**	1,003	**1,146**	1,297
	541	549	**719**	824	**1,089**	1,102
Joint Ventures	**57**	58	**921**	760	**988**	800
Total operations	**598**	607	**$ 738**	$ 818	**$ 1,080**	$ 1,074
Cash costs, excluding royalties			**$ 681**	$ 768		
Royalties			**57**	50		
Total cash costs[1]			**$ 738**	$ 818		
All-in sustaining costs[1]					**$ 1,080**	$ 1,074

[1] This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

OPERATIONS ANALYSIS BY MINE SITE

(Refer to the Q3 2016 MD&A for further details.)

Essakane Mine - Burkina Faso (IAMGOLD interest - 90%)

Attributable gold production at Essakane in the third quarter 2016 was 104,000 ounces, which was 17% higher than the 89,000 ounces produced in the second quarter of this year. The increase was due to a 5% increase in grade to 1.3 grams per tonne of gold and an 11% increase in mill throughput. Compared to the third quarter 2015, production was lower by 3,000 ounces primarily due to lower throughput, driven by a higher proportion of hard rock, and lower recoveries resulting from higher graphite content in the ore, partially offset by a 6% increase in the grade.

Total cash costs per ounce produced of $624 in the third quarter 2016 were $55 per ounce lower than the second quarter 2016 and $123 per ounce lower than the same prior year period. The 16% reduction from the third quarter 2015 was primarily due to higher capitalized stripping and lower realized fuel prices, partially offset by higher fuel consumption as a result of mining at Falagountou which is approximately eleven kilometres from the mill. Essakane continues to pursue the development of a solar power plant.

All-in sustaining costs of $815 per ounce sold in the third quarter 2016 were $275 per ounce lower than the second quarter 2016 and $107 per ounce lower than the same prior year period. The reduction from the third quarter 2015 was due to higher sales driven primarily by 12,000 ounces of gold contained in carbon fines sold during the third quarter 2016, lower cash costs, and lower sustaining capital expenditures, other than capitalized stripping.

During the quarter, Essakane initiated a geometallurgical study to improve gold recovery when processing ore with high graphite content. Also during the quarter, the carbon fines treatment plant and the intensive leach reactor were commissioned. The carbon fines treatment plant will help increase saleable gold by facilitating the processing of carbon fines material on site and the intensive leach reactor will further help improve overall recoveries.

Rosebel Mine - Suriname (IAMGOLD interest - 95%)

Attributable gold production in the third quarter 2016 was 72,000 ounces, which compared to 73,000 ounces produced in the second quarter 2016 and 70,000 ounces produced in the same prior year period. The 3% increase from the third quarter 2015 was primarily due to higher grades and throughput.

During the third quarter 2016, a new Collective Labour Agreement ("CLA") was signed which provided support to the employees of Rosebel with the devaluation of the Surinamese dollar relative to the U.S. dollar. The CLA included a 15% increase in base salaries as well as lump sum payments covering the period of January 2016 through August 2018.

Included in third quarter 2016 cash costs and all-in sustaining costs was a supplemental labour cost of $40 per ounce produced and $43 per ounce sold, respectively, related to the new CLA.

Total cash costs per ounce produced of $728 in the third quarter 2016 were down $37 an ounce from the second quarter 2016 and $138 an ounce from the same prior year period. The 16% improvement from the third quarter 2015 was primarily due to lower labour costs following the 2015 workforce reductions, higher capitalized stripping, lower realized fuel prices, lower fuel consumption and the devaluation of the Surinamese dollar against the U.S. dollar, partially offset by the impact of the supplementary labour cost.

All-in sustaining costs per ounce sold were $1,183 in the third quarter 2016 compared to $1,051 in the second quarter 2016 and $1,111 in the same prior year period. The increase from the third quarter 2015 was primarily due to higher sustaining capital expenditures, including an increase in capitalized stripping, partially offset by lower cash costs.

The installation of a new secondary crusher, which will help increase the grinding capacity of hard rock, progressed well during the quarter with commissioning in the fourth quarter 2016 and further optimization in early 2017. The ongoing metallurgical improvements to elution, carbon management and gravity optimization continue to help reduce gold inventory in circuit.

Significant progress was made during the third quarter towards securing a source of soft rock for Rosebel. We entered into an agreement to acquire the Saramacca property, which has high potential for soft rock mineralization and is located approximately 25 kilometres straight line from the Rosebel mill. The Rosebel exploration team has commenced an initial 9,000 metre diamond drilling program with the objective of defining a National Instrument 43-101 compliant mineral resource within the next 24 months. In addition, results from the drilling of saddle zones between Rosebel's existing pits have been encouraging.

Westwood Mine - Canada (IAMGOLD Interest - 100%)

Gold production in the third quarter 2016 was 16,000 ounces, which was the same as the second quarter 2016 and 14,000 higher than the third quarter 2015.

Throughout the quarter, Westwood continued to focus on underground development to open up access to new mining areas. Lateral and vertical development totalled more than 6,100 metres. Development work is on target with lateral development averaging 70 metres a day. The rehabilitation work related to reopening the 104 mining block is progressing as planned, with the completion of all five by-pass drifts. In addition, production from planned mining blocks is on schedule and development of track drifts is ongoing and in accordance with our revised mine ramp-up plan.

In accordance with International Financial Reporting Standards, costs attributed to inventory for the third quarter 2016 were reduced by $6.3 million to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low production. This reduced total cash costs in the third quarter 2016 by $383 per ounce produced, and all-in sustaining costs by $385 per ounce sold. As a result, total cash costs per ounce produced and all-in sustaining costs per ounce sold for the third quarter were $888 and $1,391, respectively, compared to $1,438 and $1,751 in the same prior year period.

We expect to continue normalizing total cash costs and all-in sustaining costs for Westwood for the remainder of 2016.

Sadiola Mine - Mali (IAMGOLD interest - 41%)

Attributable gold production in the third quarter 2016 of 17,000 ounces was consistent with the same quarter last year due to higher grades offset by lower throughput.

In the third quarter 2016, total cash costs of $999 per ounce produced and all-in sustaining costs of $1,057 per ounce sold were up from $661 and $695, respectively, in the same prior year period. Although the costs of fuel and consumables and contractor costs were lower, the continued draw down on existing higher grade stockpiles in the third quarter 2016 compared to milling a higher level of marginal ore in the same prior year period drove unit costs higher.

Sadiola is expected to continue mining into early 2018 and processing oxides into early 2019. In the second quarter, we announced our intention to move ahead with the Sadiola Sulphide Project by the end of the year conditional upon the timely decision by our joint venture partner to proceed and the Government of Mali's renewal of construction and operating permits, the power agreement and fiscal terms related to the project.

EXPLORATION

(Refer to the Q3 2016 MD&A for further details)

In the third quarter 2016, expenditures for exploration and project studies were $10.6 million compared to $8.2 million in the same prior year period. Of the $10.6 million, $6.6 million was expensed and $4.0 million capitalized. Drilling on active projects and mine sites totalled approximately 48,000 metres.

We have increased our 2016 exploration expenditure guidance from $34 million to $39 million (excluding project studies), which includes planned program expenditures of $3.6 million relating to the evaluation of the Saramacca project in Suriname.

Wholly-Owned Projects

Boto - Senegal
During the third quarter, the drilling program continued at the Malikoundi deposit targeting mineralization in the footwall not completely drilled in previous campaigns and testing for potential higher grade extensions along strike to the north. With this phase of the drilling program completed, drill assay results were reported (see news release dated September 15, 2016) confirming wider intervals of mineralization in the footwall as well as the extension of high grade mineralization along strike to the north of the deposit. Drill highlights included the intersection of 32.0 metres grading 5.19 g/t Au in the footwall, and 12.0 metres grading 6.39 g/t Au and 4.04 g/t Au over 22.0 metres north of the Malikoundi deposit.

Pitangui - Brazil
During the third quarter, approximately 2,700 metres of diamond drilling was completed (nearly 7,500 metres year-to-date) to test targets along strike to the southeast of the São Sebastião deposit. To date, drilling has confirmed the presence of rock units similar to those hosting the main São Sebastião deposit, which could potentially host additional mineralization.

Joint Venture Projects

Following are the highlights for our joint venture exploration projects. The agreements are typically structured in a way that gives us the option of increasing our ownership interest over time, with the decision dependent upon the exploration results as time progresses.

Siribaya - Mali (50:50 Joint Venture with Merrex Gold Inc.)
During the third quarter, just over 1,200 metres of diamond drilling was completed to increase confidence in the mineralized zones at the Diakha deposit and to extend the deposit at depth below the current resource pit shell. Assay results were reported from 19 diamond drill holes completed earlier in the year totalling over 6,400 metres. Drill highlights included the intersection of 19.0 metres grading 9.28 g/t Au and 18.0 metres grading 6.73 g/t Au (see Merrex news release dated August 30, 2016). The results will be used in future updates to the current resource model.

Monster Lake - Canada (Option Agreement with TomaGold Corporation)
Exploration activities continued through the summer field season involving geological and structural mapping and selected geochemical and geophysical surveys in advance of a follow-up diamond drilling program.

Nelligan - Canada (Option Agreement with Vanstar Mining Resources Inc.)
Activities during the third quarter included the completion of an orientation soil sampling program over the known mineralized zones and geological compilation and interpretation of drill results in preparation for further drilling campaigns as access conditions permit.

Eastern Borosi - Nicaragua (Option Agreement with Calibre Mining Corporation)
In the third quarter, just over 2,900 metres of diamond drilling was completed (nearly 7,200 metres year-to-date). Assay results were reported from the East Dome target which included intersections of 15.35 metres grading 1.21 g/t Au and 120.9 g/t Ag and 16.50 metres grading 2.27 g/t Au and 127.9 g/t Ag. Assay results were reported from the first drill hole completed at the Veta Loca vein which returned 6.3 metres grading 10.15 g/t Au and 6.9 g/t Ag (see Calibre news release dated September 15, 2016). The results will be used to guide further drill targeting.

Other

Loma Larga (formerly Quimsacocha) - Ecuador
IAMGOLD, through its 35.7% equity ownership of INV Metal Inc., has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. INV Metals Inc. has completed a preliminary feasibility study supporting the proposed development of an underground mine with an anticipated production rate of 3,000 tonnes per day, average annual gold production of 150,000 ounces, and a mine life of approximately 12 years (see INV Metal's news release dated July 14, 2016).

End Notes (*excluding tables*)

[1]   This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.
[2]   The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

CONFERENCE CALL

A conference call will be held on Tuesday, November 8, 2016 at 7:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD`s third quarter 2016 operating performance and financial results.  A webcast of the conference call will be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialling: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 00582#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the heading "Third Quarter 2016 Highlights", and include, without limitation, statements with respect to:

the Company's guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the use of the words "may", "will", "should", "continue", "expect", "estimate", "plan", "guidance", "outlook", "potential", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel, and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in the price of gold, costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Shae Frosst, Investor Relations Associate, IAMGOLD Corporation
Tel: (416) 933-4738 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

<u>**Please note:**</u>

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.